Exhibit 99.1

FOR IMMEDIATE RELEASE

MACROCURE HIRES MARK PAGE AS CHIEF FINANCIAL OFFICER

PETACH TIKVA, ISRAEL, February 9, 2015 (GLOBE NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biopharmaceutical company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today announced that Mark Page, a Managing Director at Credit Suisse in New York, will join Macrocure as Chief Financial Officer effective February 10, 2015.

Mark joins Macrocure from Credit Suisse’s Global Healthcare Investment Banking Group where he led the firm’s medical device franchise since 2010, adding to his healthcare dedicated corporate finance and strategic background that spans 20 years of experience. At Credit Suisse, Mark was involved in some of the industry’s most recognized transactions, including the pending purchase of Biomet by Zimmer, the purchase of Nobel Biocare by Danaher, the leveraged buyout of KCI (now Acelity) by Apax Partners and the sale of Synthes to Johnson & Johnson. Over his career, Mark has also enjoyed substantial financing and strategic transaction experience with numerous small and medium-cap growth-oriented companies such as Alere, Bio-rad, DJO, Getinge AB, Heartware, Insulet, Lumenis, NxStage Medical, TomoTherapy and TriVascular. Within the wound care and regenerative medicine sectors specifically, Mark most notably served as the lead banker on Macrocure’s Initial Public Offering in July 2014 and was also involved with the IPO of Mediwound, the purchase of Dermagraft from Shire by Organogenesis, the sale of KCI’s TSS unit to Getinge and the sale of LifeCell to KCI.

“As we enter a critical year in Macrocure’s evolution as a public company, it is imperative that we execute our business strategy and deliver value to our shareholders. We see tremendous potential with CureXcell not just within the wound care industry but within regenerative medicine and beyond,” stated Nissim Mashiach, President and Chief Executive Officer of Macrocure. “Mark proved to be a strong business partner during the IPO process. I am confident that Mark’s business and financial acumen will strengthen Macrocure strategic focus and his long-standing relationships within the industry will help propel the Company into its next stage of growth. I also wish to thank Shai Lankry for his contributions as CFO. Shai played an important role during the IPO process and I am happy that Shai will continue with the company partnering with Mark as Vice President, Finance and Israeli Site Manager,” concluded Mr. Mashiach.

“I am most delighted to join Macrocure," said Mr. Page. "Having worked with the Company throughout the IPO process and having relevant experiences in the wound care and regenerative medicine spaces, I believe that CureXcell and the underlying technology platform are compelling and have tremendous potential to be extremely successful. I look forward to utilizing my industry expertise and relationships to deliver additional shareholder value as the company continues its successful journey to realize the promise of CureXcell and Macrocure’s additional pipeline products, ” concluded Mr. Page.

Prior to his experience at Credit Suisse, Mark spent the majority of his healthcare career at Merrill Lynch & Co. (and subsequently Bank of America Merrill Lynch). Since 1994, he has also held positions at Lehman Brothers Inc., PAREXEL International and Leerink Swann (now Leerink Partners). Mark earned his MBA from The Wharton School at the University of Pennsylvania and his BA in Economics from Haverford College.

About Macrocure Ltd.

Founded in 2008, Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as DFUs and VLUs. The Company's novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body's own wound healing and regenerative components directly into the wound itself. For more information, please visit www.Macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact	Francesca DeMartino Investor Relations & Corporate Communications +1 (310) 739-6476 francesca@macrocure.com